UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated November 11, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Enclosures:

•	Nokia Board of Directors resolved on directed issuance under Nokia Equity Programs

Stock exchange release	1 (1)

11 November 2024

Nokia Corporation

Stock Exchange Release

11 November 2024 at 12:30 EET

Nokia Board of Directors resolved on directed issuance under Nokia Equity Programs

Espoo, Finland – Nokia’s Board of Directors has resolved on a directed issuance of a maximum number of 28 651 000 Nokia shares (NOKIA) held by the Company as a result of the issue of new shares on 4 October 2023, to settle the Company’s commitments under the Nokia Long-Term Incentive Plan 2021–2023, Employee Share Purchase Plan and other equity-based incentive plans in respect of shares to be delivered during the year 2025 to the eligible employees as participants in the plans. The shares are issued without consideration. Each share delivery shall be published separately by a stock exchange release.

The resolution to issue shares is based on the authorization granted to the Board of Directors by the Annual General Meeting on 3 April 2024.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable, and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2024		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Global Head of Corporate Legal